UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES ACT OF 1933

For the month of June, 2025

Commission File Number: 001-42415

NEW CENTURY LOGISTICS (BVI) LIMITED

(Name of Registrant)

Office A-E, 33/F, King Palace Plaza,

55 King Yip Street, Kwun Tong,

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry Into a Letter of Intent for acquisition of 51% shares of Asiatic Logistics Limited

On June 4, 2025, NEW CENTURY LOGISTICS (BVI) LIMITED (the “Registrant”) entered into a Letter of Intent (the “LOI”) with Ms. Chiu Nga Ting, the sole shareholder of Asiatic Logistics Limited (“Asiatic”), to acquire 51% of the issued and outstanding shares of Asiatic. New Century’s acquisition of 51% of Asiatic Logistics aims to enhance its Asian presence and advance its global logistics ecosystem. The acquisition details will be formalized in a subsequent agreement, considering Asiatic’s financial performance, market conditions, and industry benchmarks. This move will significantly boost New Century’s “last mile” services in Asia through Asiatic’s local network, customs clearance expertise, and e-commerce freight capabilities in Japan and Southeast Asia, especially amid the rapid growth of cross-border e-commerce. By integrating Asiatic’s operations with New Century’s existing routes, New Century and Asiatic will create a seamless “Asia-Europe-Middle East” logistics corridor, offering integrated “door-to-door” cross-border transportation solutions. The two parties will collaborate on shared warehousing, transportation, and supply chain management systems to optimize transportation times and costs, while improving market penetration through customer referral mechanisms. Post-acquisition, Japan will be designated as a strategic hub, with initiatives to develop it into a transshipment center connecting Southeast Asia, Europe, America, and the Middle East. The two parties will also launch a “Japan-global” e-commerce special line service, establish strategic partnerships with leading Japanese e-commerce platforms and manufacturers, and integrate New Century’s “Global Supply Chain Visualization System” with Asiatic’s management platform for real-time data synchronization and enhanced customer services. New Century believes that these initiatives will optimize operational efficiency, expand market reach, and enhance customer value, positioning New Century as a leader in the global logistics industry.

Issuance of Press Release

On June 4, 2025, the Registrant is issuing a press release announcing its entry into the LOI and describing the principal terms and conditions set forth in the LOI.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release of the Registrant dated June 4, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2025	New Century Logistics (BVI) Limited

	By:	/s/ Ching Shun Ngan
Ching Shun Ngan
Chief Executive Officer